FORM 5	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D. C. 20549
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
X Check here if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). ___ Form 3 Holdings Reported. X Form 4 Transactions Reported.	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1 Name and Address of Reporting Person * Sherwood, IV James L (Last) (First) (Middle) 4824 King Solomon Drive (Street 1) (Street 2) Annandale VA 22003 (City) (State) (Zip)	2 Issuer Name and Ticker or Trading Symbol Halifax Corporation HX		6 Relationship of Reporting Person(s) to Issuer (Check All Applicable) ____ Director ____ 10% Owner X Officer ____ Other (Give Title below) (Specify below) Vice President
	3 IRS Identification Number of Reporting Person, if an entity (Voluntary) ###-##-####	4 Statement for Month/Year 03/02/2002
		5 If Amendment, Date of Original (Month/Day/Year)	7 Individual or Joint/Group Filing (Check Applicable Line) X Filed by One Reporting Person ____ Filed by More Than One Reporting Person

Table I -- Non-Derivative Securities Acquired, Disposed Of, or Beneficially Owned

1 Title of Security (Instruction 3)	2 Trans- action Date (Month/ Day/ Year)	3 Trans action Code (Instr 8)	4 Securities Acquired (A) or Disposed Of (D) (Instructions 3, 4, 5)			5 Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instructions 3, 4)	6 Owner- ship: Direct (D) or Indirect (I) (Instr 4)	7 Nature of Indirect Beneficial Ownership (Instruction 4)
			Amount	(A) or (D)	Price
NONE								na

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).	SEC 2270 (3-99)

FORM 5 (Continued)
Table II -- Derivative Securities Acquired, Disposed Of, or Beneficially Owned (Puts, Calls, Warrants, Options, Convertible Securities)

1 Title of Derivative Security (Instruction 3)	2 Con- version or Exercise Price of Deriv- ative Security	3 Trans- action Date (Month/ Day/ Year)	4 Trans action Code (Instr 8)	5 Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instructions 3, 4, 5)		6 Date Exercisable and Expiration Date (Month/Day/Year)		7 Title and Amount of Underlying Securities (Instructions 3, 4)		8 Price of Deri- vative Security (Instr 5)	9 Number of Deri- vative Securities Owned at End of Year (Instr 4)	10 Own- ership: Direct (D) or Indirect (I) (Instr 4)	11 Nature of Indirect Beneficial Ownership (Instr 4)
				(A)	(D)	Date Exer- cisable	Expir- ation Date	Title	Amount or Number of Shares
Stock Options	2.60	05/09/01	A	3,000		(A)	05/09/11	Stock Options	3,000	2.60	13,000	D
Stock Options	4.05	03/20/02	A	5,000		(B)	03/20/12	Stock Options	3,000	4.05	18,000	D

Explanation of Responses: (A) 25% per year beginning 5/02 (B) 25% 3/2004, 25% 2005, and 50% 2006

James L Sherwood, IV __________________________ ** Signature of Reporting Person	May 15, 2002 ___________ Date
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	SEC 2270 (3-99)